Exhibit 99.1

UNI-FUELS HOLDINGS LIMITED

F-1

Uni-Fuels Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	As of
	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	$12,185,940	$12,542,539
Accounts receivable, net	31,215,233	26,255,689
Prepayments and other assets, net	446,556	316,051
Total current assets	43,847,729	39,114,279

Non-Current Assets
Property and equipment, net	374,197	284,961
Operating lease right-of-use assets	1,048,599	79,614
Prepayments and other assets, net	-	1,486
Deferred offering costs	13,810	-
Total non-current assets	1,436,606	366,061
Total assets	$45,284,335	$39,480,340

Liabilities and shareholders’ equity

Liabilities
Current liabilities
Accounts payable	$27,059,792	$23,297,982
Short-term bank loans	4,388,443	4,215,217
Income tax payables	556,676	162,212
Operating lease liabilities, current	359,353	78,281
Accrued expenses and other liabilities	347,281	1,215,216
Total current liabilities	32,711,545	28,968,908

Non-Current Liabilities
Operating lease liabilities, non-current	689,740	6,321
Deferred tax liabilities, net	2,345	2,345
Total non-current liabilities	692,085	8,666
Total liabilities	33,403,630	28,977,574

Commitments and contingencies

Shareholders’ equity
Class A ordinary shares (US$0.0001 par value, 4,500,000,000 shares and 450,000,000 shares authorized as of June 30, 2026 and December 31, 2025; 9,815,000 shares issued and outstanding as of June 30, 2026 and December 31, 2025)	982	982
Class B ordinary shares (US$0.0001 par value, 500,000,000 shares and 50,000,000 shares authorized as of June 30, 2026 and December 31, 2025; 22,650,000 shares issued and outstanding as of June 30, 2026 and December 31, 2025)	2,265	2,265
Additional paid-in capital	11,706,110	11,706,110
Accumulated other comprehensive income	(913)	(648)
Retained earnings	172,261	(1,205,943)
Total shareholders’ equity	11,880,705	10,502,766

Total liabilities and shareholders’ equity	$45,284,335	$39,480,340

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

Uni-Fuels Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended
	June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Revenues
Sales of marine fuels	$196,654,955	$114,618,812
Freight services	447,000	-
Brokerage commissions	7,800	1,973
Total revenues	197,109,755	114,620,785

Cost of revenues	(191,769,911)	(112,551,139)

Gross profit	5,339,844	2,069,646

Operating expenses
Selling and marketing	(288,913)	(478,825)
General and administrative	(3,139,962)	(1,406,391)
Total operating expenses	(3,428,875)	(1,885,216)

Income from operations	1,910,969	184,430

Other income
Interest (expense) income, net	(142,575)	7,826
Other income	123,019	6,221
Total other income, net	(19,556)	14,047

Income before income tax	1,891,413	198,477
Income tax expense	(513,209)	(107,490)
Net income	1,378,204	90,987

Other comprehensive income
Foreign currency translation adjustments	(265)	147
Total comprehensive income	$1,377,939	$91,134

Earnings per share
Class A ordinary shares – basic and diluted*	$0.04	$0.01
Class B ordinary shares – basic and diluted*	$0.04	$0.01

Weighted average shares outstanding used in calculating basic and diluted earnings per share
Class A ordinary shares – basic and diluted	9,815,000	9,543,398
Class B ordinary shares – basic and diluted	22,650,000	22,650,000

*	Class B ordinary shares that convertible to Class A ordinary were evaluated that conversion had no dilutive impact on Class A earnings per share.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

Uni-Fuels Holdings Limited

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollar, except for the number of shares)

	Class A ordinary share		Class B ordinary share		Additional Paid-In	Accumulated other comprehensive	Retained
	Share	Amount	Share	Amount	Capital	income	earnings	Total
Balance as of December 31, 2024 (audited)	7,350,000	$735	22,650,000	$2,265	$3,997,000	$145	$544,717	$4,544,862

Net income	-	-	-	-	-	-	90,987	90,987
Foreign currency translation adjustment	-	-	-	-	-	147	-	147
Issuance of shares	2,415,000	242	-	-	7,666,360	-	-	7,666,602

Balance as of June 30, 2025 (unaudited)	9,765,000	977	22,650,000	2,265	11,663,360	292	635,704	12,302,598

Balance as of December 31, 2025 (audited)	9,815,000	$982	22,650,000	$2,265	11,706,110	$(648)	$(1,205,943)	$10,502,766

Net income	-	-	-	-	-	-	1,378,204	1,378,204
Foreign currency translation adjustment	-	-	-	-	-	(265)	-	(265)

Balance as of June 30, 2026 (unaudited)	9,815,000	$982	22,650,000	$2,265	11,706,110	$(913)	$172,261	$11,880,705

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

Uni-Fuels Holdings Limited

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. dollar)

	For the Six Months Ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$1,378,204	$90,987
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	36,979	38,781
Loss on disposal of property and equipment	1,654	-
Non-cash operating lease expenses	55,012	48,272
Change in operating assets and liabilities:
Accounts receivable	(4,959,544)	(10,833,041)
Prepayments and other assets	(129,019)	(1,214,607)
Accounts payable	3,761,810	7,285,282
Income tax payables	394,464	56,689
Operating lease liabilities	(59,401)	(20,653)
Accrued expenses and other liabilities	(867,935)	(179,422)
Net cash used in operating activities	(387,776)	(4,727,712)

Cash flows from investing activities:
Purchases of property and equipment	(127,869)	(21,551)
Cash used in investing activities	(127,869)	(21,551)

Cash flows from financing activities:
Proceeds from short-term bank loans	11,389,788	13,804,671
Repayments of short-term bank loans	(11,216,562)	(14,493,682)
Payment of offering costs	(13,810)	-
Payment of offering costs related to Initial Public Offering (“IPO”)	-	(1,511,215)
Proceeds from issuance of ordinary shares related to IPO	-	9,660,000
Repayment of borrowings from shareholders	-	(276,131)
Net cash provided by financing activities	159,416	7,183,643

Net (decrease) increase in cash and cash equivalents	(356,229)	2,434,380
Effect of exchange changes on cash and cash equivalents	(370)	-
Cash and cash equivalents at beginning of period	12,542,539	4,324,956
Cash and cash equivalents at end of period	12,185,940	6,759,336

Supplemental disclosures of cash flow information:
Income tax paid	$117,512	$300,848
Interest expense paid	$29,272	$38,871

Supplemental disclosures of non-cash investing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$1,023,997	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

1. Organization and Description of Business

Uni-Fuels Holdings Limited (“Uni-Fuels Holdings”) (“the Company”) is a company incorporated in the Cayman Islands with limited liability on March 8, 2024. Uni-Fuels Holdings is a parent holding company with no operations.

Uni-Fuels Holdings together with its subsidiaries (collectively, “the Group”) operating across Singapore, Seoul, Shanghai, Dubai, Limassol and Bangkok with ship bunkering as its primary business activity. The Group is a global provider of marine fuel solutions to shipping companies, integrating supply logistics and tailored solutions, to help its customers optimize their marine fuel procurement covering all markets across all time zones. The Group primarily generates sales income by selling marine fuels to its customers and receives brokerage commissions by referring shipping companies to its customers through its key operating subsidiaries in Singapore and Dubai.

The consolidated financial statements of the Company include the following entities:

Entity	Date of incorporation	Place of incorporation	Ownership	Principal activities
Uni-Fuels Group Inc (“Uni-Fuels Group”)	February 5, 2024	Cayman Island	100%	Investment holding company
Uni-Fuels Pte. Ltd. (“Uni-Fuels”)	October 12, 2021	Singapore	100%	Ship bunkering as marine fuels supplier and broker
Uni-Fuels Pte. Ltd. (Branch)	March 21, 2024	South Korea	100%	Ship bunkering and service provider of marine fuels solutions
Uni-Fuels (Shanghai) Co., Ltd.	February 11, 2025	China	100%	Sales of petroleum products
Uni-Fuels Middle East FZCO	February 14, 2025	UAE	100%	Fuel supply services
Uni-Fuels Ltd	June 11, 2025	Cyprus	100%	Service provider of marine fuels solutions
Uni-Fuels (Thailand) Co., Ltd.	January 23, 2026	Thailand	100%	Provider of marine fuel services in shipping and maritime transportation sectors

Reorganization

The Reorganization was completed on April 18, 2024 through a series of planned transactions. As a result of the Reorganization, the Company has become the holding company for all previously mentioned entities. The primary objective of the Reorganization was to transfer 100% ownership of Uni-Fuels to the Company, enabling the Company to serve as the issuer for its planned initial public offering in the United States.

Immediately before the Reorganization, Uni-Fuels was wholly owned and controlled by Kuan Hua KOH and functioned as the operational entity for all the Group’s business activities. The Company and Uni-Fuels Group were established on March 8, 2024, and February 5, 2024, respectively, by a registered agent in the Cayman Islands, with the sole purpose of acting as holding companies for the Group. On March 14, 2024, 100% ownership of Uni-Fuels Holdings, which at the time also held 100% ownership interest in Uni-Fuels Group, was transferred from the registered agent to Garden City Private Capital Limited, which is controlled by Kuan Hua KOH. Both the Company and Uni-Fuels Gorup had not engaged in any business activities before the transfer. On April 18, 2024, Kuan Hua KOH transferred 100% ownership interest in Uni-Fuels to Uni-Fuels Group, thereby completing the Reorganization.

Immediately before and after the Reorganization, the Company, Uni-Fuels Group, and Uni-Fuels remained under the complete ownership and control of Kuan Hua KOH. Consequently, the Reorganization is classified as a common control transaction under ASC 805-50.

F-6

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

1. Organization and Description of Business (Continued)

On January 15, 2025, the Company consummated its initial public offering (“IPO”) of 2,100,000 Class A Ordinary Shares at an offering price of $4 per share, generating gross proceeds of $8,400,000 with net proceeds of approximately $7.39 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. The Class A Ordinary Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “UFG”. On February 4, 2025, the underwriter exercised the OA Option in full to purchase 315,000 additional Class A Ordinary Shares from the Company at the public offering price of $4 per share, generated gross proceeds of $1,260,000 with net proceeds of approximately $1.17 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company.

Following this, the consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in these unaudited condensed consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

2. Summary of Significant Accounting Policies

Basis of presentation and principle of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) applicable to interim financial reporting. These financial statements include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the Group’s financial position, results of operations, and cash flows for the interim periods presented.

The results of operations for the six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2026. These unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements as of and for the year ended December 31, 2025.

These unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of estimates and assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Significant estimates and judgments include, but are not limited to, revenue recognition, allowance for credit losses against financial assets, accounting for operating lease right-of-use assets and operating lease liabilities, and income taxes.. Actual results could differ from the estimates, and as such, differences could be material to these unaudited condensed consolidated financial statements.

F-7

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

2. Summary of Significant Accounting Policies (Continued)

Cash and cash equvalents

Cash and cash equivalents include cash on hand and demand deposits, as well as short-term, highly liquid investments with original maturities of three months or less.

Accounts receivable, net

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses and do not bear interest. Customers who owed accounts receivables, are granted credit terms based on their credit metrics. The Group adopted ASU No.2016-13 “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”) on its accounts receivable, starting from the incorporation date of Uni-Fuels as of October 12, 2021, and records the allowance for credit losses as an offset to accounts receivable, and the estimated credit losses charged to the allowance is classified as “general and administrative” in these unaudited condensed consolidated statements of income and comprehensive income. The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers. Under this accounting guidance, the Group measures credit losses on its accounts receivable using the current credit loss model under ASC 326. As of June 30, 2026 and December 31, 2025, the Company provided allowance for credit losses of $10,423 and $10,423, respectively.

Prepayments and other assets, net

Prepayments and other assets are comprised of other receivables and prepaid expenses, including rental deposit, interest receivables and prepaid office supplies. Since the incorporation of Uni-Fuels on October 12, 2021, the Group adopted ASC Topic 326 on its other receivables. The new credit loss guidance replaces the old model for measuring the allowance for credit losses with a model that is based on the expected losses. Under this accounting guidance, the Group measures credit losses on its prepayment and other assets using the current credit loss model under ASC 326. As of June 30, 2026 and December 31, 2025, the balance of allowance for credit loss against prepayments and other assets was $1,725 and $1,725, respectively.

Leases

Since the incorporation of Uni-Fuels on October 12, 2021, the Group adopted ASU No. 2016-02, Leases (Topic 842), as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Group is a lessee of non-cancellable operating leases for corporate office premises. The Group determines if an arrangement is a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Group are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities on the Group’s unaudited condensed consolidated balance sheets.

F-8

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

2. Summary of Significant Accounting Policies (Continued)

Leases (Continued)

ROU assets represent the Group’s right to use an underlying asset for the lease term and operating lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term.

When determining the lease term, at lease commencement date, the Group considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The interest rate used to determine the present value of future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date.

The lease standard (ASC 842) provides practical expedients for an entity’s ongoing accounting. The Group elects to apply short-term lease exception for leases with a lease term of 12 months or less at commencement. Accordingly, ROU assets and operating lease liabilities do not include leases with a lease term of 12 months or less.

The Group also elects to adopt the practical expedient that allows lessee to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include building management fees, utility expenses and property taxes included and payable in the lease contract. These non-lease components are not separated from the lease components to which they relate.

The Group evaluates the impairment of its ROU assets consistently with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the assets from the expected undiscounted future pre-tax cash flows of the related operations. For the six months ended June 30, 2026 and 2025, the Group did not recognize any impairment loss against its ROU assets.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life. The estimated useful lives of property and equipment are as follows:

Leasehold improvements	Shorter of lease term or 3 years
Furniture and fixture	5 years
Computer equipment	3 years
Motor vehicle	10 years
Office equipment	5 years

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the unaudited condensed consolidated statements of income and comprehensive income under other income or expenses.

F-9

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

2. Summary of Significant Accounting Policies (Continued)

Impairment of long-lived assets

The Group reviews long-lived assets, including property and equipment and ROU assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the six months ended June 30, 2026 and 2025, no impairment of long-lived assets was recognized.

Deferred offering costs

Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the offering and that will charge to shareholders’ equity upon the completion of the offering. As of June 30, 2026 and December 31, 2025, the Group had deferred offering costs of $13,810 and $Nil, respectively.

Revenue recognition

The Group follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”), when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when the Group satisfies the performance obligations by delivering the promised goods or services to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Group identifies each distinct service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms. The Group applies a practical expedient to expense costs as incurred for those suffered in order to obtain a contract with a customer when the amortization period would have been one year or less. The Group has no material incremental costs of obtaining contracts with customers that the Group expects the benefit of those costs to be longer than one year, which need to be recognized as assets.

F-10

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

2. Summary of Significant Accounting Policies (Continued)

The Group’s principal revenue streams include:

Sales of marine fuels

The Group enters into a distinct agreement with its customer, through an order confirmation, to sell marine fuels in exchange for sales proceeds. The Group’s promise to sell marine fuels to its customer is considered distinct and is identified as one performance obligation. The Group charges its customer sales proceed at a fixed amount, which is explicitly stated in the contract through order confirmation and is based on the volume of marine fuels supplied to the customer.

Customer does not simultaneously receive and consume the benefits provided by the Group prior to the delivery of marine fuels. No other services are provided by the Group, and benefits are only realized upon receiving marine fuels. Before the delivery of marine fuels, no assets are created nor is there an enforceable right to payment for completed performance by the Group, as evidenced by the order confirmation. Sales income does not qualify to be recognized over time but is recognized at a point in time.

Customer’s obligation to make payment upon fuels delivery and physical possession of marine fuels indicates control over the assets is transferred to customer upon delivery. Furthermore, upon delivery, customer takes on the risks and rewards associated with ownership of the marine fuels and is ready to derive benefits from the assets. Consequently, revenue from the sales of marine fuels is recognized at a point in time when the transaction and the Group’s performance obligation is completed, as evidenced by the delivery of marine fuels.

The Group follows the rules and guidance set out under ASC 606 when determining whether it is acting as a principal or an agent in the contract with its customers. The core principle of ASC 606 requires an entity to determine whether the nature of its promise is a performance obligation to provide the goods or services itself (that is, the entity is a principal) or to arrange for those goods or services to be provided by the other party (that is, the entity is an agent). The following steps are applied to achieve that core principle:

Step 1: Identify the specified goods or services to be provided to the customer

Step 2: Assess whether it controls each specified good or service before that good or service is transferred to the customer

Under the order confirmation, the Group is solely responsible for the sales of marine fuels it committed to by providing marine fuels with the required grades set out in the agreements with the customers, procuring the relevant supplier, and supplying the required fuels at the designated ports and time, while ensuring the specifications of the marine fuels sold are met to fulfill the promise in the order confirmation. The Group controls the whole process and has an obligation to procure the fulfillment of the conditions. Moreover, the Group controls who the marine fuels may be sold to and has full authority in negotiating and determining the commercial terms with both customers and suppliers on each trade without the consent from other parties. The Group also considers elements of inventory risk that it assumes when assessing whether it controls the marine fuels before they are transferred to the customers.

Accordingly, the Group holds the sole primary responsibility for fulfilling the performance obligation and has full discretion over setting prices with its customer in the sales of marine fuels. As the principal in the contract, the Group recognizes revenue at the gross amount to which it is entitled from its customer.

F-11

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

2. Summary of Significant Accounting Policies (Continued)

Freight services

The Group arranges transportation services for customers through third-party freight service providers for the carriage of petroleum products between specified load and discharge ports. Revenue from freight services is recognized in accordance with ASC 606.

The transportation service represents a single performance obligation satisfied over time, as the customer simultaneously receives and consumes the benefits provided as the carriage progresses. Freight revenue is recognized over the transit period based on an output method measuring elapsed voyage time from the load port to the discharge port relative to the total estimated voyage time, which faithfully depicts the transfer of control.

The Group evaluates whether it acts as a principal or an agent in its freight service arrangements. The Group acts as a principal as it controls the specified transportation service before it is transferred to the customer. Control is demonstrated as the Group is primarily responsible for fulfilling the promise to provide the transportation service, retains discretion in establishing pricing with the customer, and assumes credit risk. As the principal in the contract, the Group recognizes revenue at the gross amount to which it is entitled from its customer.

Payments received in advance of performance are recorded as contract liabilities. Unbilled revenue earned during the transportation period is recognized as contract assets or accounts receivable, as appropriate. Adjustments resulting from final settlement of voyage uncertainties are recorded in revenue in the period in which the estimates are updated.

Brokerage commissions

The Group enters into arrangements with its customer by referring marine companies for the sales of marine fuels in exchange for a brokerage commission. These brokerage services that the Group promises to refer marine companies to its customer are considered distinct and constitute a single performance obligation. The commission earned from the brokerage services is fixed and determined at a fixed rate against the volume of marine fuels supplied by its customer to marine companies referred.

Customer does not simultaneously receive and consume the benefits provided by the Group prior to the completion of the transaction. Before the completion of the transaction, no assets are created, nor is there an enforceable right to payment for completed performance by the Group. Brokerage commissions do not qualify to be recognized over time. Revenue from brokerage services is recognized at a point in time, specifically when the transaction is completed and evidenced by the delivery of marine fuels from its customer to marine companies.

The Group follows the rules and guidance set out under ASC 606 when determining whether it is acting as a principal or an agent in the contract with its customers. The core principle of ASC 606 requires an entity to determine whether the nature of its promise is a performance obligation to provide the goods or services itself (that is, the entity is a principal) or to arrange for those goods or services to be provided by the other party (that is, the entity is an agent). The following steps are applied to achieve that core principle:

Step 1: Identify the specified goods or services to be provided to the customer

Step 2: Assess whether it controls each specified good or service before that service is transferred to the customer

F-12

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

2. Summary of Significant Accounting Policies (Continued)

Sources of revenues

Both sales of marine fuels and brokerage commissions were recognized at a point in time for the six months ended June 30, 2026 and 2025.

The Group carried out all its business activities and major operations in Singapore and Dubai. Disaggregated information of revenues by geographic locations, which is based on the locations at which the marine fuels are delivered to the customers is as follows:

	For the Six Months Ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Geographic locations
Sales of marine fuels
China	$14,639,419	$12,246,493
Hong Kong	9,032,636	4,848,622
India	6,178,711	2,195,527
Indonesia	1,654,029	3,736,430
Malaysia	43,133,687	34,809,981
Singapore	79,273,150	37,952,471
South Korea	6,808,583	5,129,136
Thailand	5,712,216	940,775
Vietnam	24,639	419,695
Spain	1,112,973	4,241,686
UAE	2,771,442	3,302,712
Sri Lanka	5,084,222	351,511
Taiwan	7,975,707	319,250
Australia	4,016,293	173,706
Malta	1,867,620	-
Brazil	1,293,748	408,174
Mozambique	1,067,883	-
Others	5,007,997	3,542,643
Subtotal	$196,654,955	$114,618,812

Brokerage commissions
Singapore	$7,800	$1,973
Subtotal	$7,800	$1,973

Freight services
Singapore	447,000	-
Subtotal	447,000	-

Total	$197,109,755	$114,620,785

F-13

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

2. Summary of Significant Accounting Policies (Continued)

Contract Assets and Contract Liabilities

The Group classifies its right to consideration in exchange for goods or services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable in its unaudited condensed consolidated balance sheets when it transfers the goods or performs services in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Group has transferred the goods or services to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. As of June 30, 2026 and December 31, 2025, the Group did not have any contract assets.

Contract liabilities are recognized if the Group receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under service arrangements. As of June 30, 2026 and December 31, 2025, the Group did not have any contract liabilities.

Cost of revenues

Cost of revenue primarily consists of the cost of marine fuels and commission fees incurred during the sales and distribution of marine fuels.

Employee benefit plan

Employees of the Group located in Singapore participate in a compulsory retirement benefit scheme, as mandated by local laws. Contributions to this scheme are made by both the Group and its employees, based on certain percentages of the employees’ relevant salary income, which varies by age bracket. These contributions are subject to a monthly income cap, which was SG$7,400 (equivalent to $5,801) from January 1, 2025, increased to SG$8,000 (equivalent to $6,272) effective from January 1, 2026. For the six months ended June 30, 2026 and 2025, the total amounts charged to the unaudited condensed consolidated statements of income and comprehensive income for the Group’s contributions were $120,343 and $75,957, respectively.

Borrowing costs

All borrowing costs are recognized as interest expense in the unaudited condensed consolidated statements of income and comprehensive income in the period in which they are incurred.

Income taxes

The Group accounts for income taxes under ASC 740, Income Taxes. Provision for income taxes consists of current taxes and deferred taxes.

Current tax is recognized based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted as of the balance sheet date.

F-14

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

2. Summary of Significant Accounting Policies (Continued)

Deferred tax is recognized in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the unaudited condensed consolidated financial statements and the corresponding tax basis. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group did not have any significant uncertain tax positions nor interest and penalty associated with tax positions as of June 30, 2026 and December 31, 2025.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments.

The Group uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group does not distinguish revenues, costs and expenses between segments in its internal reporting, but instead reports costs and expenses by nature as a whole.

Comprehensive Income

Comprehensive income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. For the six months ended June 30, 2026 and 2025, the Group recognized other comprehensive loss of $370 and other comprehensive income of $147, respectively.

Earnings per share

Earnings per share is calculated in accordance with ASC 260, Earnings Per Share. Basic earnings per share is computed by dividing net income attributable to each class of ordinary shareholders by the weighted average number of shares of that particular class outstanding during the period.

Diluted earnings per share is calculated by dividing net income attributable to each class of ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares of that class, if any, by the weighted average number of that particular class of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of one class of ordinary shares to another in accordance with the Memorandum and Articles of Association of the Company. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. Basic and diluted earnings per ordinary share are presented in the Group’s unaudited condensed consolidated statements of income and comprehensive income.

F-15

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

2. Summary of Significant Accounting Policies (Continued)

Earnings per share (continued)

As of June 30, 2026 and December 31, 2025, each Class B ordinary share could be converted any time at the holder’s option into one Class A ordinary share whilst Class A ordinary shares could not be converted into Class B ordinary shares. In addition, holders of both Class A and Class B ordinary shares were entitled to receive dividends paid by the Company at the same rate and had equal rights to the surplus assets of the Company upon its liquidation, as stipulated in the Company’s Memorandum and Articles of Association. These shares ranked pari passu in all other respects. Basic and diluted earnings per share are calculated by referring to the rights and characteristics of these two classes of ordinary shares respectively.

Translation of foreign currencies

The Group’s principal place of operations is Singapore. The financial position and results of its operations are determined using the U.S. Dollars (“US$” or “$”), as the functional currency. The Company’s unaudited condensed consolidated financial statements are presented in US$.

Foreign currency transaction gains and losses are recognized upon settlement of foreign currency transactions. In addition, for unsettled foreign currency transactions, foreign currency transaction gains and losses are recognized for changes between the transaction exchange rates and month-end exchange rates. Foreign currency transaction gains and losses are included in other expense (income) in the unaudited condensed consolidated statements of income and comprehensive income in the period incurred.

For subsidiaries whose functional currency is not in US$, assets and liabilities are translated into US$ at period-end exchange rates, and revenues and expenses are translated at weighted-average exchange rates for the period. Foreign currency translation adjustments arising from the consolidation of these foreign operations are recognized in other comprehensive income (loss) and accumulated as a separate component of equity within accumulated other comprehensive income (loss).

Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of June 30, 2026 and December 31, 2025, financial instruments of the Group comprised primarily cash and cash equivalents, accounts receivable, other assets, short-term bank loans, accounts payable, accrued expenses and other liabilities. The Group concludes that the carrying amounts of these financial instruments approximate their fair values because of the short-term nature of these instruments.

F-16

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

2. Summary of Significant Accounting Policies (Continued)

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s unaudited condensed consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Recent accounting pronouncements

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2025.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands reportable segment disclosure requirements, primarily by requiring disclosures of significant segment expenses on an annual and interim basis. The adoption of ASU 2023-07 did not have a material impact on the Group’s condensed consolidated financial statements or footnote disclosures for the six months ended June 30, 2026.

In December 2023, the FASB issued ASU 2023-09, which requires enhanced rate reconciliation disclosures and expanded disclosures on income taxes paid. The Group adopted ASU 2023-09 effective January 1, 2026. As the standard’s primary disclosure requirements (such as the disaggregated tax rate reconciliation) apply to annual reporting periods, the adoption had no material impact on the condensed consolidated financial statements for the six-month period ended June 30, 2026. The expanded disclosures will be included in the Group’s annual consolidated financial statements for the year ending December 31, 2026.

In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (ASU 2025-01), which clarifies the effective date of ASU 2024-03. ASU 2025-01 is effective for annual periods beginning after December 15, 2026, and interim periods within annual periods beginning after December 15, 2027. Early adoption is permitted. The Group’s management does not believe the adoption of ASU 2025-01 will have a material impact on its consolidated financial statements and disclosures.

F-17

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

3. Significant Risks

Currency risk

The functional currency of the Company and its principal operating subsidiaries is the US$, and these unaudited condensed consolidated financial statements are presented in US$. Certain foreign subsidiaries maintain functional currencies other than US$ based on the primary economic environment in which they operate.. The Group’s business activities and its assets and liabilities are predominately denominated in the functional currency. Therefore, the Group is not exposed to significant foreign currency risk as majority of the operations and transactions are denominated in the functional currency.

Concentration and credit risks

Financial instruments that potentially subject the Group to the credit risks consist of cash and cash equivalents, accounts receivable and other assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

As of June 30, 2026 and December 31, 2025, $12,185,940 and $12,542,539 were deposited with these banks, respectively. The Group deposits majority of its cash with reputable banks located in Singapore and Dubai. Balances maintained with banks in Singapore are insured under the Deposit Insurance Scheme introduced by the Singapore Deposit Insurance Corporation Limited. The maximum insured amount was SG$75,000 (equivalent to $58,796) until March 31, 2024, after which it was increased to SG$100,000 (equivalent to $78,394) commenced from April 1, 2024, for each depositor at one bank, whilst the balances maintained by the Group may at times exceed the insured limits. Balances maintained with banks in Dubai are insured under the statutory Deposit Guarantee Scheme. The maximum insured amount was AED$100,000 (equivalent to $27,229), for each depositor at one bank, whilst the balances maintained by the Group may at times exceed the insured limits. Cash balances maintained with banks in Singapore and Dubai are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. The Group has not experienced any losses in these bank accounts and management believes that the Group is not exposed to any significant credit risk on cash.

Assets that potentially subject the Company to significant credit risks primarily consist of accounts receivable and other assets. The Group performs regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. The Group also assesses historical collection trends, aging of receivables and general economic conditions. The Group considers that it has adequate controls over these receivables in order to minimize the related credit risk. As of June 30, 2026 and December 31, 2025, the balances of allowance for credit losses were $12,148 and $12,148, respectively.

For the six months ended June 30, 2026 and 2025, most of the Group’s assets were located in Singapore and Dubai. At the same time, the Group considers that it is exposed to the following concentrations of risk:

(a)	Major customers

For the six months ended June 30, 2026, there were two customers accounted for 10% or more of the Group’s revenues. Revenue from two customers for the six months ended June 30, 2026 represented 15% and 10% of the Group’s total revenue for that period, respectively. For the six months ended June 30, 2025, there was one customer accounted for 10% or more of the Group’s revenue. Revenue from that customer for the six months ended June 30, 2025 represented 12% of the Group’s total revenue for that period.

As of June 30, 2026, there was one customer whose receivable accounted for 10% or more of the Group’s total balances of accounts receivable and it accounted for approximately 14% of the total balances of receivables from customers. As of December 31, 2025, no customer accounted for 10% or more of the Group’s total balances of accounts receivable.

F-18

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

3. Significant Risks (continued)

(b)	Major vendors

For the six months ended June 30, 2026, there was one vendor accounted for 10% or more of the Group’s cost of revenues. Cost of revenues charged by the vendor for the six months ended June 30, 2026 represented 10% of the Group’s cost of revenues for that period. For the six months ended June 30, 2025, there was one vendor accounted for 10% or more of the Group’s cost of revenues. Cost of revenues charged by the vendor for the six months ended June 30, 2025 represented 18% of the Group’s cost of revenues for that period.

As of June 30, 2026, there was no vendor whose payables accounted for 10% or more of the Group’s total balances of accounts payable. As of December 31, 2025, there were two vendors whose payables accounted for 10% or more of the Group’s total balances of accounts payable and they accounted for approximately 16%, 10% of the total balance of accounts payables, respectively.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group is exposed to floating interest rate risk on bank deposits and bank borrowings, particularly during periods when the interest rate is expected to significant changes. Nevertheless, given the amounts of bank deposits and bank borrowings in question, the Group considers its interest rate risk not material, and the Group has not used any derivatives to manage or hedge its interest rate risk exposure.

4. Cash and cash equivalents

As of June 30, 2026 and December 31, 2025, cash and cash equivalents consisted of the following balances:

	As of
	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)

Cash and bank balances	$7,463,255	$6,887,691
Money market funds	4,722,685	5,654,848
Cash and cash equivalents	$12,185,940	$12,542,539

5. Accounts Receivable, Net

As of June 30, 2026 and December 31, 2025, accounts receivable consisted of the following balances:

	As of
	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Third parties
Accounts receivable related to sales of marine fuels	$31,225,656	$26,266,112
Less: allowance for credit losses	(10,423)	(10,423)
Total accounts receivable, net	$31,215,233	$26,255,689

F-19

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

5. Accounts Receivable, Net (continued)

The movement of allowance for credit losses is as follow:

	For the Six Months Ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Beginning balance at January 1, 2026 and 2025	$10,423	$10,423
Recovery of credit losses	-	-
Ending balance at June 30, 2026 and 2025	$10,423	$10,423

6. ROU Assets and Operating Lease Liabilities

As of June 30, 2026 and December 31, 2025, the Group subsisted of the following non-cancellable lease contract.

Description of lease	Lease term
Office at Suntec Tower, Singapore	3 years and 1 month from June 1, 2026 to June 30, 2029 (including a one-month rent-free period)
Office at Shanghai, China	2 years from March 3, 2025 to March 9, 2027

a)	Amounts recognized in the unaudited condensed consolidated balance sheets:

	As of
	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Right-of-use assets	$1,048,599	$79,614

Operating lease liabilities
Current	$359,353	$78,281
Non-current	689,740	6,321
	$1,049,093	$84,602

Weighted average remaining lease terms (in years)	2.94	0.81

b)	Information related to operating lease activities during the six months ended June 30, 2026 and 2025 is as follows:

	For the Six Months Ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
ROU assets obtained in exchange for operating lease liabilities	$1,023,997	$-

Amortization of ROU assets	55,012	48,272
Accretion of operating lease liabilities	1,009	2,841
Total operating lease expenses	$56,021	$51,113

F-20

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

6. ROU Assets and Operating Lease Liabilities (continued)

c)	The following table summarizes the remaining contractual maturities of lease liabilities, categorized by the years in which such lease liabilities are required to be settled, under operating leases as of June 30, 2026:

Twelve months ended June 30,
2027	$377,778
2028	352,399
2029	352,399
Total future lease payments	$1,082,576
Less: imputed interest	33,483
Present value of lease obligations	$1,049,093

The weighted-average discount rate used to determine the operating lease liabilities as of June 30, 2026 and December 31, 2025 was 2.1% and 4.6%, respectively.

7. Property and Equipment, Net

As of June 30, 2026 and December 31, 2025, property and equipment, net, consisted of the following:

	As of
	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Leasehold improvements	$209,777	$87,687
Furniture and office equipment	33,028	34,933
Computer equipment	67,213	65,280
Motor vehicle	284,610	284,610
Less: accumulated depreciation	(220,431)	(187,549)
Total property and equipment, net	$374,197	$284,961

Depreciation expenses were $36,979 and $38,781 for the six months ended June 30, 2026 and 2025, respectively.

8. Prepayments and Other Assets, Net

	As of
	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Other assets	$194,000	$116,933
Prepaid expenses	229,358	74,298
GST receivable	24,923	128,031
Less: allowance for credit losses	(1,725)	(1,725)
Total prepayments and other assets, net	446,556	317,537
Less: amounts classified as non-current assets	-	(1,486)
Amounts classified as current assets	$446,556	$316,051

F-21

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

8. Prepayments and Other Assets, Net (continued)

The movement of allowances for credit losses is as follows:

	For the Six Months Ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Beginning balance at January 1, 2026 and 2025	$1,725	$1,725
Allowance for credit losses	-	-
Ending balance at June 30, 2026 and 2025	$1,725	$1,725

9. Short-term Bank Loans

As of June 30, 2026 and December 31, 2025, short-term bank loans consisted of the following:

	As of
	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Trade financing	$1,388,443	$1,215,217
Issuance of commercial paper	3,000,000	3,000,000
	$4,388,443	$4,215,217

On July 11, 2024, a financial institution in Singapore, granted the Group banking facilities for 12 months through July 2025, and subsequently on 18 June 2026, extended the banking facilities for 12 months through July 2027, comprising (i) a trade financing facility of US$3,000,000, with an interest rate of 1.65% per annum over the bank’s cost of funds and a financing period of up to 45 days for supplier invoices, and (ii) a foreign exchange facility of US$2,000,000, with a maximum tenor of 3 months. As of June 30, 2026 and December 31, 2025, only the trade financing facilities were drawn down, with an outstanding balance of $1,388,443 and $1,215,217, respectively. The outstanding as of December 31, 2025 and June 30, 2026 were fully repaid on January 16, 2026 and August 4, 2026, respectively. The banking facilities were guaranteed by the Company’s Chief Executive Officer.

On April 17, 2026, the Group completed the offering of its 3M USD Commercial Paper Series 004, successfully raising $3,000,000, at an interest rate of 6.25% per annum for a tenor of 3 months on ADDX, a private market platform regulated by the Monetary Authority of Singapore. The outstanding as of June 30, 2026 was fully repaid on July 17, 2026.

No other significant covenants were noted in the Group’s banking facilities.

For the six months ended June 30, 2026 and 2025, the weighted average annual interest rates for the short-term bank loans were approximately 5.51% and 6.14% per annum, respectively. Interest expenses for the six months ended June 30, 2026 and 2025, were $124,005 and $33,415, respectively and relate solely to trade financing arrangements and the issuance of commercial paper.

F-22

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

10. Shareholders’ Equity

Ordinary shares

The Company was established under the laws of Cayman Islands on March 8, 2024. The authorized number of ordinary shares was 500,000,000 shares, par value of US$0.0001 per share, consisting of (i) 450,000,000 Class A ordinary shares with a par value of US$0.0001 each; and (ii) 50,000,000 Class B ordinary shares with a par value of US$0.0001 each. On March 8, 2024, the Company issued 1 Class B ordinary share with a par value of US$0.0001 each.

Each holder of Class A ordinary share is entitled to exercise one vote for each Class A ordinary held on any and all matters to be voted thereon in a general meeting of shareholders, and each holder of Class B ordinary share is entitled to exercise ten votes for each Class B ordinary share held on any and all matters to be voted thereon in a general meeting of shareholders. Each Class B ordinary share can be converted at the holder’s option into one Class A ordinary share whilst Class A ordinary shares cannot be converted into Class B ordinary shares. Holders of both Class A and Class B ordinary shares are entitled to receive dividends paid by the Company at the same rate and have equal rights to the surplus assets of the Company upon its liquidation, as stipulated in the Company’s Memorandum and Articles of Association. These shares rank pari passu in all other respects.

On September 3, 2024, the shareholder of the Company resolved to allot 29,999,999 Class B ordinary shares with a par value of US$0.0001 each. Further on September 4, 2024, the holder of Class B ordinary shares converted 6,000,000 Class B ordinary shares into 6,000,000 Class A ordinary shares with par value of US$0.0001 each. Then on September 25, 2024, the holder of Class B ordinary shares further converted 1,350,000 Class B ordinary shares into 1,350,000 Class A ordinary shares with par value of US$0.0001 each. After the allotment of Class B ordinary shares and subsequent conversions into Class A ordinary shares, the Company has 7,350,000 Class A ordinary shares and 22,650,000 Class B ordinary shares in issue.

The Company considered the above allotment of 29,999,999 Class B ordinary shares part of its recapitalization prior to the completion of its initial public offering. This allotment was solely intended to increase the number of shares and represented an adjustment to the Company’s share structure, aimed at realigning its capital structure to facilitate the subsequent issuance of new shares for the IPO. The shares were issued at par value, with no consideration paid. Therefore, the Company considers the allotment of 29,999,999 Class B ordinary shares to be a share split. The Company believed that it is appropriate to reflect the above transactions on a retroactive basis pursuant to ASC 260, Earnings Per Share, ASC 505, Equity and SAB Topic 4C. All shares and per share amounts used herein and in the accompanying unaudited condensed consolidated financial statements have been retroactively restated to reflect the above transactions. By recognizing the above transactions on a retroactive basis, 30,000,000 Class B ordinary shares were issued and outstanding as of June 30, 2024 and December 31, 2023.

Contrary to the allotment, the conversions of 6,000,000 and 1,350,000 Class B ordinary shares into Class A ordinary shares were accounted for prospectively and were recognized by the Company on September 4, 2024 and September 25, 2024 respectively.

On January 15, 2025, the Company consummated its initial public offering (“IPO”) of 2,100,000 Class A Ordinary Shares. On February 4, 2025, the underwriter exercised the OA Option in full to purchase 315,000 additional Class A Ordinary Shares from the Company.

F-23

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

10. Shareholders’ Equity (continued)

Ordinary shares (continued)

During the year ended December 31, 2025, the Company allotted 50,000 Class A ordinary shares with par value of US$0.0001 each to a consultant for services rendered. The shares were valued at $0.86 per share, representing the fair value on the grant date. The transaction was accounted for as equity-classified share-based compensation. Total expense recognized for these services was $42,755, which is included in General and administrative expenses.

On June 8, 2026, the shareholders, by a special resolution, approved the increase of authorised share capital of the Company from US$50,000 divided into 450,000,000 Class A Ordinary Shares of US$0.0001 each and 50,000,000 Class B Ordinary Shares of US$0.0001 each to US$500,000 divided into 4,500,000,000 Class A Ordinary Shares of US$0.0001 each and 500,000,000 Class B Ordinary Shares of US$0.0001 each by the creation of an additional 4,050,000,000 Class A Ordinary Shares and 450,000,000 Class B Ordinary Shares.

Additional paid-in capital

Additional paid-in capital constitute the capital transactions from shareholders that affected the shareholders’ equity of Uni-Fuels prior to the Reorganization during the year ended December 31, 2023. On June 6, 2023, Uni-Fuels issued and allotted additional 3,899,999 ordinary shares, each with a par value of $1, amounting to a total of $3,899,999. From the total consideration of $3,899,999 derived from this share allotment, $3,099,999 was offset by netting against the dividend distribution of $3,099,999 made by Uni-Fuels to its shareholder at that time. Meanwhile, the remaining balance of $800,000 was received in cash from the shareholder. The whole balance of $3,899,999 has been accounted for as capital contribution from shareholder in these unaudited condensed consolidated financial statements.

Accumulated other comprehensive income

The accumulated other comprehensive income comprises foreign currency differences arising from the translation of the financial statements of foreign operations.

F-24

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

11. Income Taxes

Cayman Islands

Under the current and applicable laws of Cayman Islands, the Group is not subject to tax on income or capital gains under this jurisdiction. The Group’s income taxes relate primarily to its operations in Singapore. For the six month ended June 30, 2026 and 2025, the income tax expense, deferred tax assets, and deferred tax liabilities associated with the Group’s other subsidiaries were not material to the consolidated financial statements, either individually or in the aggregate. However, losses incurred by certain foreign subsidiaries did not give rise to recognized tax benefits, and the resulting unrecognized tax benefits are reflected in the effective tax rate reconciliation.

Singapore

Uni-Fuels is incorporated in Singapore and is subject to Singapore Corporate Income Tax on the taxable income as reported in their respective statutory financial statements, adjusted in accordance with relevant Singapore tax laws. For the six months ended June 30, 2026 and 2025, Uni-Fuels was eligible for the partial tax exemption scheme introduced under Section 43 of the Income Tax Act 1947 of Singapore. For eligible entities under the partial tax exemption scheme, a 75% exemption on the first SG$10,000 (equivalent to $7,839) of normal chargeable income and a further 50% exemption on the next SG$100,000 (equivalent to $78,394) of normal chargeable income were granted. For any other entities, the applicable income tax rate is 17% on the entire chargeable income.

The current and deferred portions of the income tax expense included in the unaudited condensed consolidated statements of income and comprehensive income as determined in accordance with ASC 740 are as follows:

	For the Six Months Ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Current taxes	$513,209	$107,490
Deferred taxes	-	-
Income tax expense	$513,209	$107,490

A reconciliation of the difference between the expected income tax expense computed at Singapore income tax rate of 17% and the Group’s reported income tax expense is shown in the following table:

	For the Six Months Ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Income before income tax expense	$1,891,413	$198,477
Applicable income tax rate	17%	17%
Income tax expense at applicable income tax rate	$321,540	$33,741
Non-deductible expenses	29,821	24,716
Effect of tax exemption scheme and tax reduction	(18,321)	(13,658)
Effect of unrecognized tax benefits on foreign losses	180,169	62,691
Income tax expense	$513,209	$107,490

F-25

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

11. Income Taxes (continued)

Deferred tax

The Group measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Group’s deferred tax assets and liabilities are as follows:

	As of
	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Deferred tax assets:
Allowance for credit loss	$2,065	$2,065
Operating lease liabilities	6,538	6,538
Others	1,807	1,807

Total deferred tax assets	$10,410	$10,410

Deferred tax liabilities:
Depreciation and amortization	(6,703)	(6,703)
ROU assets	(5,799)	(5,799)
Others	(253)	(253)

Total deferred tax liabilities	$(12,755)	$(12,755)

Deferred tax liabilities, net	$(2,345)	$(2,345)

Movement of the Group’s deferred tax liabilities during the periods is as follows:

	For the Six Months Ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Beginning balance at January 1, 2026 and 2025	$(2,345)	$(8,243)
Credited to the unaudited condensed consolidated statements of income and comprehensive income	-	-
Ending balance at June 30, 2026 and 2025	$(2,345)	$(8,243)

Under relevant Singapore tax laws, tax cases are normally subject to investigation by the tax authority for up to 4 years of assessment prior to the current year of assessment for Corporate Income Tax, and 5 years from the end of the prescribed accounting period for Goods and Services Tax. As of June 30, 2026 and December 31, 2025, Corporate Income Tax returns for the years of assessment 2025 and 2026 remain open for statutory examination and the Group had no open tax investigations from the tax authority.

F-26

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

12. Related Party Transaction and Balance

a. Nature of relationships with related parties

Name	Relationship with the Company
Kuan Hua KOH	Controlling shareholder and director of the Company

Garden City Private Capital Limited	Major shareholder of the Company and wholly owned by Kuan Hua KOH

b. Transactions with related parties

			For the Six Months Ended June 30,
			2026	2025
Name		Nature	(Unaudited)	(Unaudited)
Kuan Hua KOH	(1)	Repayment from a shareholder	$-	$269,467

(1)	The transactions represented repayment from a shareholder during the period ended June 30, 2025.

(2)	The transactions represented advances to a shareholder during the period ended June 30, 2025.

(3)	Trade financing facilities were guaranteed by the Company’s Chief Executive Officer. For detailed terms regarding this financing facilities, please refer to Note 8 Short-term Bank Loans.

F-27

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

13. Commitments and Contingencies

Commitments

As of June 30, 2026 and December 31, 2025, the Group had neither significant financial nor capital commitment.

Contingencies

As of June 30, 2026 and December 31, 2025, the Group was not a party to any legal or administrative proceedings. The Group further concludes that there were no legal or regulatory proceedings, either individually or in the aggregate, that could have resulted in an unfavorable outcome with a material adverse effect on the Group’s results of operations, unaudited condensed consolidated financial condition, or cash flows.

14. Segment information

The Group uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM, specifically the Group’s CEO and CFO, for making decisions, allocating resources and assessing performance.

The CODM assesses the performance of the Group’s single reportable segment and makes resource allocation decisions primarily based on Income from operations, as reported in the unaudited condensed consolidated statements of income and comprehensive income. Income from operations represents the measure of segment profit or loss that is most consistent with the amounts recognized in the unaudited condensed consolidated financial statements. In making resource allocation decisions, the CODM also considers revenue from sales of marine fuels and the level of operating expenditures, including their impact on the Group’s trade financing requirements and the deployment of working capital.

The Group does not distinguish revenues, costs and expenses between segments in its internal reporting, but instead reports costs and expenses by nature as a whole. Based on the management’s assessment, the Group determines that it has only one operating segment and therefore one reportable segment as defined by ASC 280. Furthermore, the majority of the Group’s revenue are derived in or from Singapore with substantial operation being carried out in Singapore. Therefore, no geographical segments are presented. The Group concludes that it has only one reportable segment. As such, all financial segment information required by the authoritative guidance can be found in these consolidated financial statements.

15. Subsequent Events

The Group evaluated subsequent events through September 9, 2026, the date on which the unaudited condensed consolidated financial statements were available to be issued. The Group identified the following subsequent events requiring disclosure in the unaudited condensed consolidated financial statements:

On July 17, 2026, the Group fully repaid the outstanding principal amount of $3,000,000 under its 3M USD Commercial Paper Series 004.

On July 18, 2026, the Group completed the offering of its 3M USD Commercial Paper Series 005 and successfully raised $3,000,000 through ADDX, a private market platform regulated by the Monetary Authority of Singapore. The commercial paper bears interest at a rate of 6.25% per annum and has a tenor of three months.

On August 4, 2026, the Group fully repaid its outstanding trade financing balance of $1,388,443.

F-28